UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A.	Full Title of Plan: Humana Retirement and Savings Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.

500 West Main Street

Louisville, Kentucky 40202

Humana Retirement and Savings Plan

Index

December 31, 2009 and 2008

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

PricewaterhouseCoopers LLP 500 W. Main Street Suite 1800 Louisville, KY 40202 Telephone (502) 589-6100 Facsimile (502) 585-7875

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Humana Retirement and Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Humana Retirement and Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
June 23, 2010

Humana Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets

Investments, at fair value	$1,345,347,751	$970,986,884
Employer contributions receivable	53,652,072	45,284,941
Participant contributions receivable	838,620	—
Accrued interest and dividends	450,277	464,184

Total assets	1,400,288,720	1,016,736,009

Liabilities

Accrued expenses	590,235	431,936

Total liabilities	590,235	431,936

Net assets reflecting investments at fair value	1,399,698,485	1,016,304,073

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(8,060,159)	(2,080,834)

Net assets available for benefits	$1,391,638,326	$1,014,223,239

The accompanying notes are an integral part of these financial statements.

Humana Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$219,716,015	$(460,473,844)
Interest and dividend income	12,560,750	23,998,641

Total investment income (loss)	232,276,765	(436,475,203)

Contributions:
Participant	106,233,536	103,615,833
Employer (net of forfeitures)	97,295,728	84,251,444

Total contributions	203,529,264	187,867,277

Transfers to the Plan	—	31,783,855

Total additions (reductions)	435,806,029	(216,824,071)

Deductions from net assets attributed to:
Benefits paid to participants	55,546,863	68,801,922
Administrative expenses	2,844,079	1,736,900

Total deductions	58,390,942	70,538,822

Net increase (decrease)	377,415,087	(287,362,893)

Net assets available for benefits:
Beginning of year	1,014,223,239	1,301,586,132

End of year	$1,391,638,326	$1,014,223,239

The accompanying notes are an integral part of these financial statements.

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Humana Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.

General

The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the “Company” or “Humana”) who are not employed in Puerto Rico (“eligible employees”) and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2008, the Plan became a Safe Harbor Plan. The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company’s Board of Directors is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The Company appointed Evercore Trust Company, N.A. (“Evercore Trust Company”) as the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”).

Participant Accounts

Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant’s account is credited with the Participant’s contributions, the Company’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants’ account balances as discussed further below.

Contributions

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet certain requirements of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan maintains various accounts including the Pre-tax Savings Account, the After Tax Account, the Company Matching Account, the Retirement Account, and the Rollover Account, each described below.

Pre-tax Savings Account

Eligible employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant’s annual pre-tax compensation, not to exceed the IRC limitation in effect for the calendar year, which was $16,500 for 2009 and $15,500 for 2008. The Company automatically enrolls eligible employees at a contribution rate of 4% of compensation on their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 6%. If an eligible employee does not want the automatic savings increase to apply, he/she must select a new contribution rate. Participants may change their contribution percentage at any time.

Participants who are age 50 or older and contribute the maximum federal limit or Plan maximum limit may elect to contribute an additional amount, a “catch-up” contribution, up to $5,500 in 2009 and $5,000 in 2008, through payroll deductions in an amount not less than 1% nor more than 35% of the Participant’s annual compensation, in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Company Matching Account

Currently, the Company’s matching contribution for any participating employee is equal to 100% of the first 1% of each pre-tax dollar the Participant contributes and 50% of the next 5% of each pre-tax dollar the Participant contributes up to a maximum of 6% of pre-tax contributions made by the Participant. The Company may increase, decrease, or cease matching contributions, with approval from the Board of Directors. Matching contributions are funded bi-weekly and follow the Participants’ investment elections.

After Tax Account

Eligible employees of the Company may participate in the Plan’s After Tax Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 2% of the Participant’s annual compensation, on an after tax basis. Contributions to the After Tax Account are not eligible for Company matching contributions.

Retirement Account

Currently, after an employee completes two years of service with the Company and has complied with certain other service requirements, the Company makes annual contributions to the Retirement Account of the Plan on behalf of the employee. The Company may increase, decrease, or cease annual contributions to the Retirement Account of the Plan, with approval from the Board of Directors. For the plan years ended December 31, 2009 and 2008, the Company made an allocation to the Participants based on an amount equal to 4% of each participating employee’s qualifying compensation earned during the plan year, plus 4% of any compensation that exceeded the Social Security taxable wage base. Contribution amounts are computed as of the end of each plan year and are non-forfeitable.

Rollover Account

The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan.

Investment Options

In accordance with IRC Section 404(c), Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocation, contributions are invested in a Schwab Managed Retirement Trust FundTM based on a Participant’s date of birth and estimated retirement date. In connection with a change in allocation of a Participant’s or the Company’s future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.

Participant investment options consist of the Schwab Personal Choice Retirement Account (PCRA) and certain investment funds including mutual funds with registered investment companies and common/collective trust funds, which include the Humana Unitized Stock Fund and the Stable Value Fund. The PCRA is a self-directed brokerage account allowing Participants to make investments that are not included as one of the Plan’s options. The Humana Unitized Stock Fund invests primarily in the Company’s stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.

Each of the investment funds, including the Humana Unitized Stock Fund, is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Vesting

Participant contributions are non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching Account contributions become fully vested and non-forfeitable. The Retirement Account contributions are fully vested and non-forfeitable.

Forfeitures

The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account. Company Matching Account contributions are forfeited after a five year break in service, or as a result of withdrawal following termination of employment. Forfeited Company Matching Account contributions are available to reduce the amount of subsequent employer contributions. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

For the years ended December 31, 2009 and 2008, forfeited nonvested accounts used to reduce employer contributions totalled $1,446,043 and $3,404,671, respectively. At December 31, 2009 and 2008, the balance of forfeited nonvested accounts available for reducing future employer contributions totaled $13,734 and $14,997, respectively.

Benefit Payments and Withdrawals

Withdrawals at Termination

Upon termination of employment, including retirement, death, or disability, the Plan may disburse funds. Upon termination, Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. Partial distributions are not permitted. If a Participant elects to leave their money in the Plan upon termination, he/she may request a subsequent withdrawal at any time for a total distribution of their vested account balance.

Benefits under the Plan are payable to terminated Participants through a lump sum distribution, installments not to exceed 20 years, or through purchase of an annuity.

In addition, the Plan permits the employee to roll over contributions to another qualified plan. An employee must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution.

Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund.

For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected.

In Service Withdrawals

59  1/2 Withdrawals

Participants who are 59  1/2 or older may make withdrawals from eligible accounts in accordance with the terms of the Plan. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals for each account.

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Hardship Withdrawals

In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.

After Tax Account Withdrawals

Generally, a Participant may make a withdrawal from the After Tax account at any time. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals.

Participant Loans

Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant’s account and bear interest at a reasonable rate in accordance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting of Fully Benefit-Responsive Investment Contracts

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 962 as it relates to fully benefit-responsive investment contracts, the Plan is required to report the Stable Value Fund’s investment contracts at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts of the Stable Value Fund because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits present the Stable Value Fund’s investment contracts at fair value and include an additional line item showing the adjustment of fully benefit-responsive investment contracts of the Stable Value Fund from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Investment Valuation and Income Recognition

Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. This would include investments in collective trusts for which there are no quoted prices available for the units of the collective trust, however the underlying investments are measured at fair value based on quoted prices or other observable inputs.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment. This would include Participant loans.

The Plan’s investments are recorded at fair value. Investments in mutual funds of registered investment companies are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end. There are no restrictions on Participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund. The fair value of wrap contracts associated with the Stable Value Fund is determined based on the change in the present value of the contracts’ replacement cost. The PCRA is valued based on the quoted market prices of the underlying investments. Participant loans are valued at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments are presented as net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan from Plan assets and allocated to the Participants’ accounts.

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Recently Issued Accounting Pronouncements

In June 2009, the FASB codified existing accounting standards. The FASB Accounting Standards CodificationTM, or ASC, is the source of authoritative U.S. generally accepted accounting principles recognized by the FASB and supersedes all existing non-SEC accounting and reporting standards. All ASC content carries the same level of authority and anything outside of the ASC is nonauthoritative. The Plan adopted the new guidance in 2009, which changed the way accounting standards are referenced in the disclosures.

In January 2010, the FASB issued new guidance that expands and clarifies existing disclosures about fair value measurements. Under the new guidance, the Plan will be required to disclose additional information about movements of assets among the three-tier fair value hierarchy, present separately (that is, on a gross basis) information about purchases, sales, issuances, and settlements of financial instruments in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), and expand disclosures regarding the determination of fair value measurements. These new disclosures and clarifications are effective for the Plan beginning with the filing of its Form 11-K for the year ended December 31, 2010, except for the gross disclosures regarding purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for the Plan beginning with the filing of its Form 11-K for the year ended December 31, 2011.

3.	STABLE VALUE FUND

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”) through a collective trust, the Stable Value Fund. The Stable Value Fund’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for Participant withdrawals and transfers. To accomplish these objectives, the Stable Value Fund invests primarily in investment contracts also known as synthetic GICs. In a synthetic GIC, the underlying investments are owned by the Stable Value Fund. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contracts serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by Participants in the Stable Value Fund for the underlying investments). The wrapper contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), the wrapper provider becomes obligated to pay that difference to the Stable Value Fund in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, the wrapper provider is obligated to contribute to the Stable Value Fund an amount necessary to maintain the contract’s crediting rate of at least zero percent. The circumstance under which payments are made and the timing of payments between the Stable Value Fund and the wrapper provider may vary based on the terms of the wrapper contract.

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The key factors that influence future interest crediting rates include:

•	The level of market interest rates

•	The amount and timing of Participant contributions, transfers, and withdrawals into/out of the Stable Value Fund

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper contract

Interest crediting rates are typically reset on a monthly or quarterly basis according to each contract. While there may be slight variations from one contract to another, most contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Over time, this crediting rate formula amortizes the Stable Value Fund’s realized and unrealized fair value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract’s interest crediting rate. In addition, Participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate. The resulting difference in the fair value of the underlying investments relative to the contract value is represented on the Plan’s Statements of Net Assets Available for Benefits as the adjustment from fair value to contract value. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The average yield earned by the Stable Value Fund for the synthetic GICs (which may differ from the interest rate credited to Participants in the Stable Value Fund) was 2.5% for 2009 and 5.0% for 2008. This average yield was calculated by dividing the annualized earnings of all investments in the Stable Value Fund (irrespective of the interest rate credited to Participants in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

The average yield credited to Participants in the Stable Value Fund was 3.9% for 2009 and 4.2% for 2008. This average yield was calculated by dividing the annualized earnings credited to Participants for all investments in the Stable Value Fund (irrespective of the actual earnings of the investments in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments.

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The underlying investments of the Stable Value Fund’s synthetic GICs primarily consist of collective trust funds of the Invesco Group Trust for Retirement Savings (“IGT”), a collective trust managed by Invesco National Trust Company. These funds invest in fixed income securities of the highest credit quality, generally AAA. At December 31, 2009 and 2008, the Plan had an approximate 99% interest and the Humana Puerto Rico 1165(e) Retirement Plan had an approximate 1% interest in the Stable Value Fund.

The Plan’s total investment in synthetic GICs held in the Fund as of December 31, 2009 and 2008, respectively, was as follows:

2009	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value

Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – Bank of America NA wrap contract	A+/Aa3	$33,203,259	$118,034	$(1,427,620)	$31,893,673
IGT PIMCO AAA or Better Intermediate Fund – JP Morgan Chase wrap contract	AA-/Aa1	38,292,215	96,869	(2,398,718)	35,990,366
IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA-/A1	37,393,024	—	(1,646,998)	35,746,026
IGT Invesco Short-term Bond Fund – NATIXIS Capital Markets wrap contract	A+/Aa3	44,177,415	—	(1,151,738)	43,025,677
IGT Invesco Short-term Bond Fund – Pacific Life Insurance Company wrap contract	AA-/A1	7,817,902	5,443	(110,636)	7,712,709
IGT Invesco Short-term Bond Fund – State Street Bank wrap contract	AA-/Aa2	52,099,120	—	(1,324,449)	50,774,671

Total Synthetic Guaranteed Investment Contracts		212,982,935	220,346	(8,060,159)	205,143,122

Short-term Investments:
State Street Global Advisors Government Money Market Fund		5,557,957	—	—	5,557,957

Total		$218,540,892	$220,346	$(8,060,159)	$210,701,079

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

2008	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value

Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – Bank of America NA wrap contract	AA-/Aaa	$31,310,733	$109,295	$(984,385)	$30,435,643
IGT PIMCO AAA or Better Intermediate Fund – JP Morgan Chase wrap contract	AA-/Aaa	32,483,536	80,241	(1,839,557)	30,724,220
IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA/Aa3	32,530,203	65,296	(1,758,397)	30,837,102
IGT Invesco Short-term Bond Fund – NATIXIS Capital Markets wrap contract	A+/Aa3	39,725,998	—	1,222,698	40,948,696
Individual securities in a U.S. Treasury note and cash – Pacific Life Insurance Company wrap contract	AA/Aa3	3,724,019	1,974	(141,065)	3,584,928
IGT Invesco Short-term Bond Fund – State Street Bank wrap contract	AA/Aa1	43,228,038	26,945	1,419,872	44,674,855

Total Synthetic Guaranteed Investment Contracts		183,002,527	283,751	(2,080,834)	181,205,444

Short-term Investments:
Wachovia Money Market Class I		8,751,284	—	—	8,751,284

Total		$191,753,811	$283,751	$(2,080,834)	$189,956,728

4.	INVESTMENTS

The following table presents the fair value of investments at December 31, 2009 and 2008. Investments that individually represent 5% or more of the Plan’s net assets have been separately identified.

	2009	2008

Stable Value Fund	$218,761,238	$192,037,562
Humana Unitized Stock Fund	196,933,607	179,728,540
Pimco Total Return Fund	135,202,072	101,635,192
Artisan International Growth Trust	114,756,819	—
Russell 3000 Stock Index Fund	108,683,748	79,133,175
Schwab Institutional Large Cap Value Trust Fund	102,200,398	72,533,834
Neuberger Berman Large Cap Disciplined Growth Fund	79,505,214	—
Jennison Small Company Z	75,249,944	—
EB Daily Liquidity Small Cap Stock Index	71,777,916	—
Artisan International Fund	—	71,197,879
Dreyfus Small Cap Stock Index	—	53,672,784
Other investments (individually less than 5% of Plan assets)	242,276,795	221,047,918

	$1,345,347,751	$970,986,884

During 2009, while our investment strategy remained consistent with prior years, in an effort to lower investment fees, some mutual funds were transferred to common/collective trust funds.

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

During the years ended December 31, 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2009	2008

Mutual funds	$29,954,161	$(156,313,692)
Common/collective trust funds	150,804,682	(126,735,562)
Humana Unitized Stock Fund	33,645,307	(166,974,851)
Personal Choice Retirement Account	5,311,865	(10,449,739)

	$219,716,015	$(460,473,844)

The following table summarizes the fair value of the Plan’s investments at December 31, 2009 and 2008, respectively, for investments measured at fair value on a recurring basis:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2009
Mutual funds	$210,452,016	$210,452,016	$—	$—
Common/collective trust funds	647,319,885	—	647,319,885	—
Stable Value Fund	218,761,238	—	218,540,892	220,346
Humana Unitized Stock Fund	196,933,607	—	196,933,607	—
Personal Choice Retirement Account	41,706,147	41,706,147	—	—
Participant loans	30,174,858	—	—	30,174,858

Total investments	$1,345,347,751	$252,158,163	$1,062,794,384	$30,395,204

December 31, 2008
Mutual funds	$312,206,414	$312,206,414	$—	$—
Common/collective trust funds	234,683,979	—	234,683,979	—
Stable Value Fund	192,037,562	—	191,753,811	283,751
Humana Unitized Stock Fund	179,728,540	—	179,728,540	—
Personal Choice Retirement Account	28,313,685	28,313,685	—	—
Participant loans	24,016,704	—	—	24,016,704

Total investments	$970,986,884	$340,520,099	$606,166,330	$24,300,455

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

During the year ended December 31, 2009 and 2008, respectively, the changes in the fair value of the Plan’s investments measured using significant unobservable inputs (Level 3) were comprised of the following:

	2009		2008
	Stable Value Fund (1)	Participant loans	Stable Value Fund (1)	Participant loans

Beginning balance at January 1	$283,751	$24,016,704	$—	$19,915,167
Change in unrealized appreciation (depreciation)	(63,405)	—	283,751	—
Purchases, sales, issuances, and settlements, net	—	6,158,154	—	4,101,537

Balance at December 31	$220,346	$30,174,858	$283,751	$24,016,704

(1)	Represents the Plan’s proportionate interest in the Stable Value Fund’s wrap contracts.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated May 20, 2005, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Company and the Plan’s tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trust funds managed by the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.

For the year ended December 31, 2009, 3,894,710 units of the Humana Unitized Stock Fund were purchased for $43,883,462 and 4,831,786 units of the Humana Unitized Stock Fund were sold for $60,317,103. For the year ended December 31, 2008, 5,287,506 units of the Humana Unitized Stock Fund were purchased for $90,649,566 and 4,480,703 units of the Humana Unitized Stock Fund were sold for $78,138,405. At December 31, 2009 and 2008, the fair value of the Humana Unitized Stock Fund was $196,933,607 and $179,728,540, respectively, which represented 14.6% and 18.5% of the fair value of all investments held by the Plan, respectively.

The Company has given Evercore Trust Company sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Humana Unitized Stock Fund in certain limited circumstances. In the event Evercore Trust Company determined to sell or dispose of stock in the Humana Unitized Stock Fund, Evercore Trust Company would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company common stock.

Humana Retirement and Savings Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana common stock. If a Participant selects the PCRA option, the Participant directs whether and how such amounts will be diversified.

8.	MERGERS WITH HUMANA RETIREMENT AND SAVINGS PLAN

There were no mergers with the Plan during 2009. During 2008, the Company merged defined contribution plans of acquired companies into the Plan. Participants of the former plan generally become eligible to participate under the provisions of the Plan as of the effective date. Assets transferred to the Plan were as follows:

Effective Date	Former Plan Name	Assets Transferred

January 1, 2008	Corphealth 401(k) Plan	$4,686,005
May 1, 2008	CompBenefits Corporation 401(k) Plan	12,278,759
May 1, 2008	KMG America Corporation 401(k) Plan	14,819,091

	Total assets transferred during 2008	$31,783,855

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$1,391,638,326	$1,014,223,239
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	8,060,159	2,080,834

Net assets available for benefits per the Form 5500	$1,399,698,485	$1,016,304,073

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2009 to the Form 5500:

December 31, 2009

Net increase in net assets available for benefits per the financial statements	$377,415,087
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	5,979,325

Net increase in net assets available for benefits per the Form 5500	$383,394,412

Humana Retirement and Savings Plan

Plan #002 EIN #61-0647538

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue and Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value

REGISTERED INVESTMENT COMPANY (MUTUAL FUNDS):
Pimco Total Return Fund	$135,202,072
Jennison Small Company Z	75,249,944

Total Mutual Funds	210,452,016

COMMON/COLLECTIVE TRUSTS:
*Humana Unitized Stock Fund:
Humana Common Stock	194,056,460
State Street Global Advisors Government Money Market Fund	2,877,147

Total Humana Unitized Stock Fund	196,933,607
Artisan International Growth Trust	114,756,819
Russell 3000 Stock Index Fund	108,683,748
*Schwab Institutional Large Cap Value Trust Fund	102,200,398
Neuberger Berman Large Cap Disciplined Growth Fund	79,505,214
EB Daily Liquidity Small Cap Stock Index	71,777,916
*Schwab Managed Retirement Trust 2010 Fund Class III	18,365,211
*Schwab Managed Retirement Trust 2020 Fund Class III	40,071,562
*Schwab Managed Retirement Trust 2030 Fund Class III	45,251,488
*Schwab Managed Retirement Trust 2040 Fund Class III	61,580,164
*Schwab Managed Retirement Trust Income Fund Class III	5,127,365
Stable Value Fund:
IGT Invesco Intermediate Government Fund – Common/Collective Trust	33,203,259
Bank of America NA Synthetic GIC Wrap Contract #99-049	118,034

IGT PIMCO AAA or Better Intermediate Fund – Common/Collective Trust	38,292,215
JP Morgan Chase Synthetic GIC Wrap Contract #433120-TH	96,869

IGT WAM AAA or Better Intermediate Fund – Common/Collective Trust	37,393,024
Monumental Insurance Company Synthetic GIC Wrap Contract #MDA-00640TR	—

IGT Invesco Short-term Bond Fund – Common/Collective Trust	44,177,415

NATIXIS Capital Markets Synthetic GIC Wrap Contract #1237-02	—

IGT Invesco Short-term Bond Fund – Common/Collective Trust	7,817,902

Pacific Life Insurance Synthetic GIC Wrap Contract #G-26956.01.0001	5,443

IGT Invesco Short-term Bond Fund – Common/Collective Trust	52,099,120

State Street Bank Synthetic GIC Wrap Contract #103104	—

Short-term Investment Fund State Street Global Advisors Contract #CSCI	5,557,957

Total Stable Value Fund	218,761,238

Total Common/Collective Trusts	1,063,014,730

OTHER INVESTMENTS:
Personal Choice Retirement Account – Self-directed Brokerage Account	41,706,147
*Participant Loan Fund, Interest Rate 4.25%-10.50%	30,174,858

Total	$1,345,347,751

*	Party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA RETIREMENT AND SAVINGS PLAN

BY:

/S/ JAMES H. BLOEM
James H. Bloem
Senior Vice President,
Chief Financial Officer and Treasurer (Principal Financial Officer)

June 23, 2010

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm